Mail Stop 3561

November 27, 2006

Scott Goldsmith, President
Prevention Insurance.Com
2770 South Maryland Parkway
Suite 416
Las Vegas, Nevada 89109

>   **Re:**   **Prevention Insurance.com**
>   **Forms 10-KSB/A for Fiscal Years Ended**
>   **April 30, 2005 and 2006**
>   **Filed September 6, 2006 and August 16, 2006**
>   **File No. 0-32389**

Dear Mr. Goldsmith:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB as of April 30, 2005 and Form 10-QSB as of January 31, 2006

Exhibit 31.1

1.   We note your revisions with respect to our prior comments 2 and 3. However, we still note numerous differences between the language of your certificates and the language required by Item 601(b)(31) of Regulation S-B. Please revise your certificates accordingly. Also, please provide a current signature date on your amended certificates.

Forms 10-QSB as of July 31, 2005, October 31, 2005 and January 31, 2006

Item 3. Controls and Procedures

2.   We reiterate our request for you to revise the Forms 10-QSB as of July 31, 2005, October 31, 2005 and January 31, 2006 to include the disclosures required by Items 307 and 308(c) of Regulation S-B. Also, when you file your amended certificates, please provide current signature dates.

Form 10-KSB as of April 30, 2006

Item 6. Management's Discussion and Analysis

3.   We note you have signed a letter of intent to acquire a national chain of MRI Centers and this letter of intent provides you the right to purchase the chain within 90 days from delivering a term sheet. Please tell us why you do not believe this is a material definitive agreement that would require the filing of an Item 1.01 Form 8-K.

Item 8A. Controls and Procedures

4.   Revise to include the disclosures required by Items 307 and 308(c) of Regulation S-B.

        Please file the applicable amended Forms and a supplemental letter in response to these comments on EDGAR on or before December 18, 2006. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have any questions.

                                                Sincerely,

                                                Tia Jenkins
                                                Senior Assistant Chief Accountant
                                                Office of Emerging Growth
                                                Companies